EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding the Company’s ratio of earnings to fixed charges. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities expense, and amortization of debt issuance costs.

	Year ended December 31,
(In thousands, except ratio amounts)	2003	2002	2001	2000 (1)	1999
Fixed Charges:
Interest expense excluding deposits	$116,606	134,797	180,569	276,059	171,725
Interest portion of rental expense	12,825	10,782	11,459	10,397	10,753

Fixed charges excluding interest on deposits	129,431	145,579	192,028	286,456	182,478
Interest on deposits	187,288	285,980	461,587	546,746	446,124

Fixed charges including interest on deposits	$316,719	431,559	653,615	833,202	628,602

Earnings:
Income from continuing operations before income taxes (1)	$537,411	469,102	448,845	378,254	307,020
Fixed charges excluding interest on deposits	129,431	145,579	192,028	286,456	182,478

Earnings excluding interest on deposits	666,842	614,681	640,873	664,710	489,498
Interest on deposits	187,288	285,980	461,587	546,746	446,124

Earnings including interest on deposits	$854,130	900,661	1,102,460	1,211,456	935,622

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	5.15	4.22	3.34	2.32	2.68
Including interest on deposits	2.70	2.09	1.69	1.45	1.49

(1)	For the year 2000, earnings used in the calculation of the ratios excludes the impairment loss on First Security Corporation common stock of $96.9 million and merger-related expense of $41.5 million, mainly related to the terminated First Security Corporation merger. If these items are included in earnings for 2000, the Ratio of Earnings to Fixed Charges would be 1.85 excluding interest on deposits and 1.29 including interest on deposits.